Exhibit 4.2

TRANSLATION INTO ENGLISH OF THE EXTRACT OF THE MINUTES OF THE COMBINED SHAREHOLDERS’ MEETING ISSUED IN FRENCH. ONLY THE FRENCH VERSION PREVAILS.

Twenty-second resolution

(Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to carry out capital increases, with cancellation of the shareholders’ preemptive subscription right, reserved to members of a company or group savings plan)

Voting under the conditions of quorum and majority conditions required for Extraordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, in accordance with the provisions, on the one hand of Articles L. 225-129-6, L. 225-138 and L. 225-138-1 of the French Commercial Code, and, on the other hand, Articles L. 3332-18 et seq. of the French Labor Code, the shareholders:

1°	delegate to the Board of Directors, with the option of sub-delegation under the conditions provided for by law, its competence to decide one or more capital increases by issuing ordinary shares of the Corporation, in the proportions and at the times that it shall see fit, by an amount equal to 1.5% of the share capital existing on the date of the meeting of the Board of Directors deciding to issue, it being specified that the amount of the share capital issued under this resolution shall be deducted from the aggregate ceiling authorized by this Meeting in the seventeenth resolution;

2°	reserve the subscription of shares to be issued to members of a company or group savings plan of the Corporation and French or foreign corporations related to it within the meaning of Articles L. 225-180 of the French Commercial Code and L. 3344-1 of the French Labor Code, including the members mentioned in Article L. 3332-2 of the French Labor Code, it being specified that this resolution may be used to implement leverage formulas;

3°	authorize the Board of Directors to proceed with the free allocation to beneficiaries indicated above, of existing shares or shares to be issued:

-	as a contribution, within the limits provided for in Articles L. 3332-11 et seq. of the French Labor Code; and/or

-	in substitution for all or part of the discount referred to in paragraph 5° of this resolution, it being understood that the benefit resulting from this allocation may not exceed the legal or regulatory limits pursuant to Article L. 3332-21 of the French Labor Code;

4°	resolve to cancel, for the benefit of the beneficiaries mentioned in paragraph 2° of this resolution, the shareholders’ preemptive subscription rights to the shares issued in by virtue of this resolution and to waive any right to the ordinary shares, the shareholders further waiving, in the event of the free allocation of shares pursuant to paragraph 3° of this resolution, any right to said shares including part of the reserves, earnings or premiums which would be incorporated into the capital of the Corporation;

5°	resolve that the subscription price for the new shares may not be lower than the average of the last quoted prices during the twenty trading sessions preceding the day of the Board of Directors setting the opening date for subscriptions, less a discount of 20%;

6°	resolve that the Board of Directors shall have all powers, with the option of sub-delegation, pursuant to the conditions provided for by law, to implement this resolution and, in particular, to:

-	set the terms and conditions of the capital increase(s) and set the dates, terms and conditions of the issues carried out pursuant to this resolution,

-	set the opening and closing dates for subscriptions, the price, the vesting date for issued securities, the share release modalities, agree time limits for their release,

-	charge, if it deems it appropriate, the costs, duties and fees generated by the issues against the amount of the corresponding premiums and, where applicable, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the share capital after each issue,

-	and, more generally, do that will be useful or necessary and conclude all agreements or conventions, in particular to achieve the successful completion of the issues envisaged, perform all acts and all formalities for to the effect of recording the completion of the capital increase(s), amend the Articles of Association accordingly and carry out all formalities required for the admission to trading of the issued shares;

7°	acknowledge renders ineffective, up to the unused part, any previous delegation having the same purpose.

This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting.